Exhibit 5.2

Your reference
Our reference	AP/AM/27200-2-7
Date	29 October 2019

To: The Directors

INX Limited

57/63 Line Wall Road

Gibraltar

Memorandum of Advice

Dear Sirs,

Re.:	INX Limited (the “Company”, “INX”) - Advice relating to the rights of INX Token holders upon liquidation of the Company – Subordination and priority of payments in an insolvency scenario – Legal Capacity - Gibraltar Law

Executive Summary

1.	As a matter of Gibraltar law, the relationship between the Company and INX Token holders in relation to rights upon a liquidation/insolvency event is a contractual relationship arising pursuant to the INX Token Purchase Agreement. The nature and extent of any rights granted to INX Token holders upon a liquidation of the Company would be determined by contractual law principles and by reference to the terms agreed to by the parties.

2.	Any rights granted in favour of INX Token holders arising upon a liquidation, including the right to a payment, would be enforceable as a contractual claim by the token holders against the Company in a liquidation/insolvency scenario.

3.	Upon a liquidation, INX Token holders would be unsecured creditors of the Company and would rank pari passu with other unsecured creditors of the Company.

4.	The relationship between the Company and INX Token holders would not create a loan or debt between the Company and the token holder, but there would be a contingent contractual obligation to make a payment to INX Token holders upon a liquidation of the company.

Introduction

5.	This memorandum of advice (this “Memorandum”) has been prepared by Hassans International Law Firm and should not be relied on or communicated to any other person or entity save as expressly provided in this Memorandum.

6.	We are lawyers qualified to practise in Gibraltar. We have not made any investigation of and do not express any opinion as to the laws of any jurisdiction other than the laws of Gibraltar in force as at the date of this Memorandum. This Memorandum is to be governed by and construed in accordance with Gibraltar law. This Memorandum is given only in respect of the present laws of Gibraltar and having effect in Gibraltar and is limited to the facts and circumstances disclosed to us and subsisting as at of this Memorandum.

Background

7.	This Memorandum has been prepared in connection with the Company’s Registration Statement submitted to the United States’ Securities and Exchange Committee, and it is understood that this opinion letter is to be used only in connection with the sale of the INX Tokens while the Registration Statement is in effect.

8.	For purposes of this Memorandum, we have reviewed the Form F1 Registration Statement submitted by the Company in draft form to the Securities and Exchange Commission on March 6, 2019 (the “Prospectus”), such draft being the fifth draft submitted to the Securities and Exchange Committee.

9.	In addition, we have also reviewed a draft of the INX Token Purchase Agreement attached to the Prospectus (the “Token Purchase Agreement”), a draft of a waiver and subordination undertaking to be entered into by the shareholders of the Company (the “Waiver & Subordination Agreement”), a copy of the Company’s memorandum and articles of association, a copy of the Company’s certificate of incorporation, a certificate of good standing issued by Companies House dated on or around the date of this Memorandum and resolutions of the Company approving, inter alia, the Token Purchase Agreement and Waiver & Subordination Agreement (the “Resolutions”).

10.	We note that the Company is in the process of filing the Prospectus and registering with the Securities and Exchange Commission pursuant to the US Securities Act of 1933 with a view to offering 130,000,000 INX Tokens to the public on the terms set out more particularly therein.

11.	The Company is a private limited company registered under, and subject to, the laws of Gibraltar.

Scope of this Memorandum

12.	We have been instructed to provide advice in relation to certain rights granted by the Company to INX Token holders upon a liquidation of the Company and the priority and subordination of payments under Gibraltar law in such a scenario.

13.	In particular, we have been asked:

(a)	to advise in relation to the rights of INX Token holders upon a liquidation of the Company, including the right to receive a payment;

(b)	whether, as a result of the rights granted to token holders upon a liquidation, the INX Tokens are characterised as debt under the laws of Gibraltar;

(c)	whether the rights of INX Token holders would be subordinate to other unsecured general obligations of the Company; and

(d)	whether the Company has legal capacity and requisite power to enter into the arrangements contemplated by this Memorandum.

Assumptions

14.	For purposes of this Memorandum, we have assumed that the matters set out in the Prospectus are correct and accurate.

15.	For the purposes of this Memorandum, we have assumed without making any independent inquiry:-

a)	the completeness and conformity to originals of all documents submitted to us purporting to be copies or drafts, as the case may be, of originals;

b)	that the information which has been made available to us by Companies House and the Company was complete, accurate and up-to-date as of the date on which it was issued (and there will be no changes thereto on the date of this Memorandum) and did not fail to disclose any material filings at Companies House in Gibraltar and that the information contained therein is accurate as at the date hereof;

c)	the capacity, power and authority of all parties other than the Company, to enter into and perform their respective obligations under the arrangements envisaged in this Memorandum in accordance with the laws by which they are expressed to be governed;

d)	the genuineness of all and any signatures and seals;

e)	the completeness and conformity to the originals of all documents submitted to us purporting to be copies or drafts of the originals;

f)	that no circumstances exist which would justify the setting aside of the Token Purchase Agreements by reason of fraud, misrepresentation, mistake or undue influence; and

g)	that none of the Resolutions have been revoked, rescinded or otherwise amended or modified.

16.	This Memorandum is also based on the following assumptions:

(a)	purchasers and potential purchasers of tokens have and will at all times been made aware of the possibility, by or on behalf of the Company, that they may lose all their money which they exchange for tokens;

(b)	INX Tokens are not and will not be backed by any central bank or national or supra-national organisation nor any assets or credit and therefore, the value of INX Tokens would depend on the consensus of its value between relevant token holders or market participants; and

(c)	INX Tokens will not be redeemable at par.

Legal Analysis

17.	The Government of Gibraltar published in October 2017 the Financial Services (Distributed Ledger Technology Providers) Regulations 2017 (the “DLT Regulations”) that came into effect on 1 January 2018. The activity of undertaking a token sale does not generally fall within the scope of the DLT Regulations but this will depend on the manner in which the sale of tokens in structured and the characteristics of the token. The Gibraltar Financial Services Commission (the “FSC”) however has announced plans to create a complementary regulatory framework that covers the promotion and sale of tokens, aligned with the DLT Regulations (the “Complementary Framework”). It is not clear when the Complementary Framework will be created and implemented and what requirements it will impose on persons or entities wishing to undertake token sale activity or any promotional activity in connection therewith in or from within Gibraltar and, as such, we cannot opine on the applicability of the Complementary Framework to the Token Sales. In any event, token sales launched from Gibraltar will not be regulated until the Complementary Framework comes into force provided that they do not fall within the scope of any existing regulatory regime in Gibraltar.

Contractual Relationship & Arrangements

18.	As a matter of Gibraltar law, limited companies are capable of creating and issuing tokens, debentures, instruments and/or securities. The terms, rights, entitlements and obligations which apply to such instruments or securities are to be determined by the issuing company and agreed to by any counterparties. There are a number of ways in which an issuing company can create terms applicable to a legal instrument it creates, such as in a form of instrument (or various documents), by including provisions in a company’s articles of association or by way of resolution.

19.	The INX Token would be such an instrument, with its applicable terms created by the Company. The relationship between the Company and INX Token holders will be a contractual relationship. Any rights granted to INX Token holders will be contractual rights and enforceable as such. The rights, entitlements and obligations of the token holders and the Company would be set out, agreed to and entered into by the parties when the tokens are acquired by the INX Token holders pursuant to the Token Purchase Agreement and as amended by agreement from time to time. The Token Purchase Agreement, together with other legal instruments such as terms and conditions, would set out the specific legal rights and entitlements attaching to the INX Tokens.

Rights Upon Liquidation

20.	The Company has determined that INX Token holders shall be entitled to a payment from the assets of the Company upon a liquidation (the “Liquidation Payment”). In addition, the terms of issue of the INX Tokens shall also provide that token holders will rank as unsecured creditors of the company when a Company enters a liquidation process.

21.	The Liquidation Payment, and any other provisions relating to liquidation such as subordination, would be contractual rights and obligations. These rights would need to be agreed to, and created, between the parties. These contractual terms are contained in the Token Purchase Agreement between the Company and INX Token holders. The Liquidation Payment would be a contractual claim to a certain payment amount in the event of a liquidation of the Company.

22.	The right to the Liquidation Payment does not create a loan between the Company and INX Token holders and does not lead to the determination that the INX Tokens should be characterised as debt. The Liquidation Payment does, however, create a contingent liability and obligation on the Company/liquidator to make a payment out of the Company’s assets to INX Token holders upon a liquidation of the Company.

Subordination & Priority of Payments

23.	In relation to priority and subordination, the contractual arrangements and instruments between the parties would determine how they rank against claims from other creditors.

24.	Under Gibraltar insolvency law, on a debtor’s insolvency, creditors and contributories rank as follows:

(i)	In paying, in priority to all other claims, the costs and expenses properly incurred in the liquidation in accordance with the prescribed priority.

(ii)	After payment of the costs and expenses of the liquidation, in paying the preferential claims admitted by the liquidator in accordance with the provisions for the payment of preferential claims prescribed by the Gibraltar Insolvency Rules (including employee wages and social security (capped up to £10,000) and sums due to Government in respect of any tax, duty, including Stamp Duty, licence fee or permit (capped up to £5,000).

(iii)	After payment of the preferential claims, in paying all other claims admitted by the liquidator.

(iv)	After paying all admitted claims, in paying any interest payable on any claim involved in the process.

25.	Section 137 of the Gibraltar Insolvency Act 2011 expressly affirms the validity of agreements to subordinate debt (including, for the avoidance of doubt, the Waiver & Subordination Agreement).

26.	Save where a creditor acknowledges and agrees to a subordination of their debt, the preferential debts rank equally between themselves. A claim by a person who is or was a shareholder of a company, in his capacity as shareholder, whether by way of dividend, profits, redemption proceeds or otherwise, ranks in priority after the claims of other creditors who are not shareholders, including interest at the judgment rate on the claims of such creditors.

27.	If the assets of the company are insufficient to meet the claims in full, they shall be paid rateably. Where, before the relevant time, a creditor acknowledges or agrees that, in the event of a shortfall of assets, he will accept a lower priority in respect of a debt than that which he would otherwise have, that acknowledgement or agreement takes effect except to the extent that a creditor of the debtor who was not a party to the agreement is prejudiced.

28.	Any surplus assets remaining (after payment of the costs, expenses and claims referred to above) shall be distributed to the shareholders in accordance with their rights and interests in the company. A claim by a person who is or was a shareholder of a company, in his role as shareholder (whether by way of dividend, profits, redemption proceeds or otherwise) ranks in priority after the claims of other creditors who are not shareholders.

29.	The contractual arrangements between the Company and the INX Token holders set out a contractual basis for how any Liquidation Payment claims would rank against the claims and entitlements of other creditors of the Company and the Company’s shareholders. The contractual relationship created between INX and the token holders are drafted so that, in a liquidation/insolvency event, INX Token holders will be unsecured creditors of the Company and would rank pari passu with all the other unsecured creditors of the Company (and, for the avoidance of doubt, rank above the claims of shareholders).

Legal Capacity

30.	Based upon the foregoing assumptions and subject to the qualifications set out below and to matters not disclosed or made available to us, we are of the opinion that under the laws of Gibraltar in force on the date of this Memorandum:

a)	The Company is duly incorporated as a limited liability company and is validly existing with separate legal personality under the laws of Gibraltar;

b)	The Company has corporate power and legal capacity to carry on business as set out in its Memorandum and Articles of Association, to hold, dispose of, charge and otherwise deal with property, and to enter into and perform its obligations under the Token Purchase Agreements, the Prospectus and the INX Tokens; and

c)	The Company has taken all actions required on its part to authorise the execution, delivery, performance and observance of its obligations under the Token Purchase Agreements and with respect to the INX Tokens.

Reservations and Qualifications

31.	We qualify the opinions expressed in this Memorandum by noting that we act for the Company in a limited capacity as set out in our engagement letter with the Company. In particular we have not advised and do not advise on non-Gibraltar issues, or on the commerciality of any transaction referred to in this letter, or on any accounting issues, or on the economics of the project or of any tokens issued.

32.	Our advice has not considered any legal, tax and regulatory treatment and analysis of the INX Tokens or the token sales outside Gibraltar.

33.	We express no opinion as to the accuracy of any warranties or representations given or made (expressly or impliedly) under or by virtue of any of the documents herein mentioned and have not advised, nor do we purport to advise, in respect of the commerciality of the transactions referred to in all or any of the documentation referred to in this letter.

34.	This Memorandum does not consider the requirements by INX Token holders to comply with the laws of Gibraltar or elsewhere.

35.	The opinions expressed in this Memorandum are limited to the matters specifically set forth herein and is limited to matters of the law of Gibraltar as at the date hereof. No other opinion shall be inferred beyond the matters expressly stated herein and we assume no obligation to supplement this opinion letter if any applicable law changes after the date hereof or if we become aware of any fact that might change the opinion expressed herein after the date hereof.

36.	The certificate of good standing issued by Companies House does not reveal, as at the date thereof, that any steps have been taken to appoint a receiver, a receiver and manager or liquidator over or to wind up the Company. In addition, the certificate will not necessarily reveal whether or not a resolution has been passed, an appointment made, or proceedings commenced, or a charge or registrable document created, since particulars of such matters are not required to be recorded or delivered for registration at all (if the document constitutes a “security financial collateral arrangement” or a “title transfer financial collateral arrangement” as defined in the Financial Collateral Arrangements Act 2004) or only within a specified period. Furthermore, the certificate will not disclose the existence of any actions taken or proposals made for winding-up the Company otherwise than by petition to the Supreme Court of Gibraltar.

37.	We are furnishing this opinion letter to the Company in connection with the Registration Statement, and it is understood that this opinion letter is to be used only in connection with the sale of the INX Tokens while the Registration Statement and Prospectus are in effect. We hereby consent to the filing of this opinion letter as Exhibit 5.1 to the Registration Statement and to the reference to our firm under the caption “Legal Matters” in the Prospectus included as a part of the Registration Statement. In giving such consent, we do not hereby concede that we are in the category of persons whose consent is required under Section 7 of the US Securities Act or the rules and regulations of the Commission promulgated thereunder.

38.	This Memorandum is given on the basis that we have no obligation to notify of any change in Gibraltar law or its application after the date of this Memorandum.

Yours faithfully,

/s/ Hassans

Hassans